

Pernod Ricard

82-

DF/lettes06/164.2006


SEC MAIL
RECEIVED
MAY 25 2006
WASH., D.C.
PROCESSING
213
SECTION

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

<u>Ref</u> : 82-3361
<u>Subject</u> : Exemption Request for ADR's under Rule 12g3-2 (b)

SUPPL

May 11, 2006


06013859

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated May 10, 2006, the board of directors of our Company decided to pay an interim dividend of Euro 1,12 per share, for the 2005/2006 fiscal years.

This payment will be paid on Wednesday the 5th of July, 2006.

Yours sincerely,

Emmanuel BABEAU
Chief Financial Officier

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

CC : *Antoine* PERNOD

dlw 5/31